      EXHIBIT 12.1

CALCULATION OF EARNINGS TO FIXED CHARGES

	YEAR ENDED DECEMBER 31,
	(in thousands)

	2002	2001	2000	1999	1998

Income (loss) before income taxes, minority interest and extraordinary item	$129,907	$146,405	$(70,924)	$(127,776)	$(386,211)
Fixed charges:
- Interest and other expense and amortization of debt issuance costs	25,085	25,063	18,639	15,079	14,578
- Capitalized Interest	811	—	—	—	—
- Interest portion of leases	8,413	8,506	6,133	5,033	3,600

Total Fixed Charges	$34,309	$33,554	$24,772	$20,112	$18,178

Income (loss) before income taxes, minority interest and extraordinary item plus fixed charges, excluding capitalized interest	164,216	179,974	(46,152)	(107,664)	(368,033)
Ratio	4.8	5.4	—	—	—
Deficiency of Earnings to Fixed Charges	$—	$—	$70,924	$127,776	$386,211